------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:        April 30, 1997
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person

Gleich                   Edward                  J.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
Applebee's International, Inc.
4551 West 107th Street, Suite 100
--------------------------------------------------------------------------------
                                    (Street)

Overland Park, Kansas  66207
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)


8/31/98
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####
================================================================================
4. Issuer Name and Ticker or Trading Symbol

Applebee's International, Inc. - APPB
================================================================================
5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


      Vice President of Product Development
      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)

N/A

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                              2,000                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                134                       D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock(2,000)       8/07/98    8/06/95                                                 28.50
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1,755)       5/13/99    5/13/06                                                 28.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  (878)       5/13/00    5/13/06                                                 28.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  (877)       5/13/01    5/13/06                                                 28.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1,500)       6/15/01    6/15/08                                                 20.875
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  (750)       6/15/02    6/15/08                                                 20.875
------------------------------------------------------------------------------------------------------------------------------------
                                                     Common                  30
Common Stock  (750)       6/15/03    6/15/08         Stock                 Million           20.875          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: Effective August 31, 1998, Edward J. Gleich was appointed to Vice President of Product Development.

(1) Transferability of shares is restricted for a term of three years, with one-third vesting each year until June 15, 2001.



/s/Edward J. Gleich                                      September 10, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.